Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

3

Third Quarter ended September 30, 2014

For information

Jennifer Aitken
Investor Relations Manager
Richmont Mines Inc.
1501 McGill College Avenue
Suite 2920
Montreal (Quebec)	Phone: 514 397-1410 ext. 101
Canada H3A 3M8	Fax: 514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: TSX – NYSE MKT

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations as at and for the three-month and the nine-month periods ended September 30, 2014. We recommend that you read this in conjunction with our unaudited interim consolidated financial statements for the quarter and the nine-month period ended September 30, 2014, and our audited consolidated financial statements for the year ended December 31, 2013, and the accompanying notes. All amounts are expressed in Canadian dollars and are in accordance with International Financial Reporting Standards (“IFRS”), except as otherwise noted. With the exception of troy ounces, the data on production are presented in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 21.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER OF 2014

  Mr. Renaud Adams appointed President and CEO effective November 15, 2014. Mr. Adams is a 20 year mining veteran who recently served as President and Chief Operating Officer at Primero Mining Corp., prior to which he served as Senior Vice-President, Americas Operations at IAMGOLD Corporation;

  Strong Q3 2014 operating cash flows of $8.5 million, or $0.18 per share, on revenues of $34.2 million, a 38% or $0.05 per share increase over Q3 2013 operating cash flows of $5.0 million, or $0.13 per share, on revenues of $21.2 million; Nine month 2014 operating cash flows of $24.2 million, or $0.55 per share, a significant improvement over operating cash flows of ($4.7) million, or ($0.12) per share in the comparable period of 2013;

  Positive net free cash flow generated for the second consecutive quarter; Q3 2014 net free cash flow of $0.6 million, or $0.01 per share, compared to net free cash flow of ($1.5) million, or ($0.04) per share, in the year-ago period; Nine month net free cash flow of $5.6 million, or $0.13 per share, a notable $1.01 per share improvement over net free cash flow of ($34.8) million, or ($0.88) per share, in the year-ago period.

  2014 gold production guidance raised to 85,000 – 90,000 ounces, from 75,000 – 85,000 ounces previously, driven by continued strong quarterly and year-to-date operational performance;

  Q3 2014 adjusted net earnings of $4.6 million, or $0.10 per share, versus Q3 2013 adjusted net loss of ($1.1) million, or ($0.03) per share; Nine month adjusted net earnings of $8.3 million, or $0.19 per share, a significant improvement over the adjusted net loss of ($4.5) million, or ($0.11) per share in the comparable 2013 period;

  Third quarter gold sales of 24,635 ounces at an average selling price of $1,386 (US$1,273) per ounce, a 60% increase over gold sales of 15,438 ounces at an average selling price of $1,367 (US$1,321) per ounce in the same period last year;

  Cash cost per ounce decreased 14% in Q3 2014 to $876 (US$804), from $1,022 (US$984) in the prior year period;

03
NOVEMBER 6, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  Nine month 2014 gold sales of 72,837 ounces at an average price of $1,406 (US$1,285), a 71% increase over prior year nine month gold sales of 42,525 ounces at an average price of $1,464 (US$1,430); Cash cost per ounce decreased 15% year-over-year in the first nine months of 2014 to $948 (US$866), from $1,115 (US$1,089) last year;

  Island Gold Mine ramp extended to a vertical depth of 635 metres; contractor hired to accelerate ongoing ramp development; 6,304 metres of definition drilling and 357 metres of exploration drilling completed in Q3 2014;

  Cash and cash equivalents of $37.9 million, plus $0.5 million of short-term guaranteed deposit, for a total of $38.4 million, or $0.80 per share, as of September 30, 2014, working capital of $37.6 million, 47.9 million shares outstanding and long-term debt remains low at $5.8 million.

Third Quarter 2014 Overview

“Our operations continued their strong momentum this quarter, and we are very pleased to report that our operating team continued to deliver robust revenues and operational cash flows within the current gold price environment“, commented Ms. Elaine Ellingham, the Corporation’s Interim President and CEO. “These results reflect our team’s continued focus on operational improvements, which resulted in us exceeding our targets. As a result, we have increased our guidance for 2014 gold production, for a second time, to a revised level of 85,000 to 90,000 ounces.”

“Our strong third quarter results enabled us to further build our cash position while we continued to invest in the development of our 1.1 million ounce high-grade inferred resource at Island Gold. This is our main priority, as we see it provides the potential to increase our annual gold production. Therefore, we recently announced hiring a contractor to accelerate our ramp development and to build out the required additional underground infrastructure. We expect the ramp to reach a vertical depth of approximately 660 metres by year-end, and we expect to extract ounces from the lower zone at Island Gold before year end. At the same time, we see excellent upside potential at Island Gold as the deposit remains open along strike and at depth. As a result, we announced plans to commence additional exploration drilling to test the down plunge extension to the east of the resource between depths of 800 and 1,000 metres.”

Elaine Ellingham, Interim President and CEO of Richmont Mines, concluded: “We are very pleased that Mr. Adams will be joining Richmont as President and CEO in mid-November. In addition to valuable insight and leadership experience, his 20 years of hands-on mining experience and technical background will complement our existing operating team and play an instrumental role in driving the future value of our new resource at Island Gold.”

04
NOVEMBER 6, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

KEY FINANCIAL DATA1

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,282	1,326	1,288	1,456
Average market price (CAN$)	1,396	1,357	1,409	1,490
Average selling price (US$)	1,273	1,321	1,285	1,430
Average selling price (CAN$)	1,386	1,367	1,406	1,464
Average exchange rate (US$/CAN$)[2]	1.0890	1.0386	1.0942	1.0235
Ounces of gold sold	24,635	15,438	72,837	42,525
Average cash cost (US$/ounce)[3]	804	984	866	1,089
Average cash cost (CAN$/ounce)[3]	876	1,022	948	1,115

KEY FINANCIAL DATA
Revenues	34,215	21,152	102,634	62,385
Net earnings (loss)	4,369	(1,854)	7,147	(5,184)
Net earnings (loss) per share	0.09	(0.05)	0.16	(0.13)
Adjusted net earnings (loss)[4]	4,574	(1,146)	8,335	(4,476)
Adjusted net earnings (loss) per share[4]	0.10	(0.03)	0.19	(0.11)
Cash flows from (used in) operating activities	8,471	5,038	24,224	(4,703)
Investment in property, plant and equipment	7,829	6,487	18,602	30,049

			September 30,	December 31,
			2014	2013

Cash and cash equivalents			37,897	17,551
Total assets			145,121	123,328
Non-current long-term debt			5,793	5,196
Shareholders’ equity			105,717	86,353
Shares outstanding (thousands)			47,927	39,596

KEY PER SHARE DATA
Stock price (at closing on September 30, 2014)
US$ (NYSE Market)			2.00	1.00
CAN$ (TSX).			2.27	1.07

[1]

Throughout this document, the Corporation uses performance indicators that are not defined according to International Financial Reporting Standards (“IFRS”), such as operating cash flow per share, adjusted net earnings (loss), adjusted net earnings (loss) per share and the total cash cost of production per ounce sold for each of the Corporation's properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Corporation believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Corporation's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS. For further information, please refer to section “Non-IFRS financial performance measures” on page 19 of this MD&A.

[2]	The exchange rate represents the average exchange rate for each three-month period and each nine-month period.
[3]	The cash cost includes operating costs and royalties.
[4]

In Q3 2014, this excludes one-time severance costs related to the departure of the Executive Vice-President and CFO totaling $0.2 million (after-tax). For the nine month period of 2014, this excludes one-time severance costs related to the departures of the Executive Vice-President and CFO and the President & CEO totaling $1.2 million (after-tax), of which is $0.3 million is non-cash. In 2013, this excludes the net loss from discontinued operation of $0.7 million for three and nine month periods.

Exchange Rates

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Corporation also discloses the realized price and cash cost per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

On a quarterly basis, the exchange rate is adjusted to reflect the actual quarterly and year-to-date rate through the end of the quarter. Therefore, the quarterly rate and the year-to-date rate may differ.

05
NOVEMBER 6, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVIEW OF FINANCIAL RESULTS

Three-month period ended September 30, 2014

Richmont generated revenues of $34.2 million in the third quarter of 2014, a notable 62% increase over the $21.2 million of revenues in the third quarter of 2013. The strong year-over-year improvement was driven primarily by a 60% increase in the number of gold ounces sold, while also benefiting from a 1% increase in the average gold price obtained in Canadian dollars. A total of 24,635 ounces of gold were sold at an average price of $1,386 (US$1,273) per ounce in the third quarter of 2014, compared to gold sales of 15,438 ounces and an average realized price of $1,367 (US$1,321) per ounce in the comparable period last year. The higher gold sales during the quarter reflect a 40% increase in the number of gold ounces sold at the Island Gold Mine that was primarily attributable to improved grades and the addition of ore from the open-pit Monique Mine in the quarter.

Cost of sales, which includes operating costs, royalties and related depreciation and depletion expenses, totaled $27.9 million in the third quarter of 2014 versus $18.7 million in the comparable period last year. This was driven by an 83% rise in the processed tonnage in the current period that is attributable to the 84,044 additional tonnes from the Monique Mine and W Zone operation in the current period. On a consolidated basis, cost per tonne decreased by 25% year-over-year, mainly attributable to the contribution of lower cost tonnage from the Monique open-pit mining operation. Cash cost per ounce decreased by 14% in the third quarter to $876 (US$804), driven primarily by a 27% year-over-year decline in Island Gold Mine cash cost per ounce mainly due to mined grade improved. Consolidated cash cost per ounce levels similarly benefited from the fact that 28% of gold ounces sold in the third quarter were from the lower cost Monique open-pit.

Exploration and project evaluation expenses before depreciation and exploration tax credits totaled $0.8 million in the third quarter of 2014, lower than the $2.2 million incurred in the comparable period of 2013. The year-over-year decrease was primarily attributable to lower exploration-related costs at the Island Gold Mine, as the Corporation’s focus shifted to advancing the development of the high-grade 1.1 million ounce inferred resource below Island Gold. Exploration expenses on a segmented basis, excluding depreciation and exploration tax credits, were approximately $0.04 million at the Island Gold Mine and $0.56 million at the Beaufor Mine, while exploration and project evaluation costs at other properties amounted to $0.2 million during the three month period.

Administration expenses totaled $1.6 million in the third quarter of 2014, and included $0.2 million pre-tax (of which $0.04 million was non-cash) of severance costs relating to the recent departure of the Corporation’s Executive Vice-President and CFO. When excluding these one-time costs, administration expenses totaled $1.4 million in the current quarter, 25% below expenses of $1.8 million in the comparable period of 2013, primarily as a result of the lower number of employees.

The Corporation recorded a mining and income tax recovery of $0.3 million for the third quarter of 2014, representing a $1.2 million credit of mining duties from previous years, offsetting taxes payable in the period. The taxes payable that were offset by the credit noted above include $0.2 million of income tax payable, $0.5 million of Quebec mining tax and a $0.2 million increase in future mining taxes. For the third quarter of 2013, the mining and income tax recovery amounted to $0.2 million. During this quarter, an exploration tax credit of $0.3 million was earned and recorded against exploration expenses.

The Corporation generated net earnings of $4.4 million, or $0.09 per share, in the third quarter of 2014. Excluding one-time costs related to the departure of the Executive Vice-President and CFO of $0.2 million, Richmont’s adjusted third quarter 2014 net earnings were $4.6 million, or $0.10 per share, a significant $0.13 per share improvement over the adjusted net loss of ($1.1) million, or ($0.03) per share, generated in the third quarter of 2013.

06
NOVEMBER 6, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation generated Q3 2014 operating cash flows of $8.5 million, or $0.18 per share, compared to Q3 2013 operating cash flows of $5.0 million, or $0.13 per share. Third quarter net free cash flow (operating cash flows less capital expenditures) was $0.6 million, or $0.01 per share, in 2014, compared to net free cash flow of ($1.5) million, or ($0.04) per share, in the year-ago period.

Nine-month period ended September 30, 2014

The Corporation generated revenues of $102.6 million in the first nine months of 2014, a 65% increase over the $62.4 million of revenues generated in the comparable period in 2013. This was driven by a 71% increase in the number of ounces of gold sold, attributable to a 40% increase in the number of ounces sold from the Island Gold Mine, and the addition of production from the Monique Mine in the current period, the benefits of which were partially offset by a 4% decrease in the average selling price per ounce of gold in Canadian dollars.

Cost of sales, which includes operating costs, royalties and related depreciation and depletion expenses, totaled $86.8 million for the first nine months of 2014, 58% above operating costs of $54.8 million during the same period last year. This increase was driven by an 89% increase in processed tonnage during the period, 40% of which was from the Island Gold Mine, and the remainder related to the addition of 239,065 tonnes of combined tonnage from the W Zone and Monique Mine operations, partially offset by a 15% decrease in tonnage from the Beaufor Mine. Cash cost per ounce of gold sold decreased by a notable 15% to $948 (US$866) in the first nine months of 2014, down from $1,115 (US$1,089) in the year ago period, driven by decreases of 26% and 5% in cash costs at the Island Gold and Beaufor mines, respectively, that were primarily attributable to improved grades. The average cash cost per tonne based on gold ounces sold decreased 23% year-over-year, largely attributable to the lower cost per tonne Monique Mine operation, as well as a 5% decrease in cost per tonne at the Island Gold Mine in the nine month period.

Exploration and project evaluation costs before depreciation and exploration tax credits amounted to $1.9 million in the first nine months of 2014, compared with $7.6 million in the year-ago period. The year-over-year decrease reflects lower exploration related costs at the Island Gold Mine as focus was shifted to advancing the development of the new resource at Island Gold, and lower exploration costs at the Beaufor Mine and the Wasamac property. On a segmented basis, exploration expenses, excluding depreciation and exploration tax credits, were approximately $0.3 million at the Island Gold Mine and $1.1 million at the Beaufor Mine. Exploration and project evaluation costs at other properties amounted to $0.5 million during the first nine months of 2014.

Administration expenses totaled $5.7 million in the first nine months of 2014, and included $1.3 million pre-tax (of which $0.3 million was non-cash) of severance and option-retirement costs relating to the departures of the Corporation’s President and CEO and Executive Vice-President and CFO. When excluding these one-time costs, administration expenses totaled $4.4 million in the first three quarters of 2014, 20% below expenses of $5.5 million in the comparable period of 2013, primarily due to the lower number of employees.

The mining and income tax expense for the first three quarters of 2014 amounted to $1.8 million, which includes $1.1 million of taxes payable, $1.2 million of Quebec mining taxes and a $0.7 million increase in future mining taxes. The tax expense payable for the nine month period was partially offset by a $1.2 million credit of mining duties from previous years. For the first nine months of 2013, the mining and income tax recovery totaled $0.1 million. During this nine-month period, an exploration tax credit of $2.1 million was earned. This amount included $0.9 million that was booked against exploration expenses and $1.2 million that was applied against property, plant and equipment, an amount that is related to the W Zone and Monique projects.

07
NOVEMBER 6, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation generated net earnings of $7.1 million, or $0.16 per share, in the first nine months of 2014. When excluding $1.2 million of one-time severance costs related to the departure of the President and CEO as well as the Executive Vice-President and CFO, Richmont generated adjusted net earnings of $8.3 million, or $0.19 per share, a significant $0.30 per share improvement over the adjusted net loss of ($4.5) million, or ($0.11) per share, in the first three quarters of 2013.

The Corporation generated nine month 2014 operating cash flows of $24.2 million, or $0.55 per share, compared to operating cash flows of ($4.7) million, or ($0.12) per share in the comparable period of 2013. Net free cash flow (operating cash flows less capital expenditures) was $5.6 million, or $0.13 per share, in the first nine months of 2014, a notable $1.01 per share improvement over net free cash flow of ($34.8) million, or ($0.88) per share, in the year-ago period.

SUMMARY OF OPERATIONS

Island Gold Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013

Ounces Poured
Tonnes	58,522	55,877	184,447	167,412
Head grade (g/t)	5.96	4.07	5.76	4.48
Gold recovery (%)	97.23	96.57	96.52	95.91
Recovered grade (g/t)	5.80	3.93	5.56	4.29
Ounces poured	10,907	7,058	32,990	23,104

Ounces Sold
Tonnes	60,258	62,080	184,827	169,494
Head grade (g/t)	5.96	4.16	5.76	4.51
Gold recovery (%)	97.23	96.57	96.52	95.91
Recovered grade (g/t)	5.80	4.02	5.56	4.32
Ounces sold	11,231	8,014	33,027	23,548
Cash cost per ounce (US$)	829	1,191	816	1,184

Investment in property, plant and equipment	7,647	7,005	16,028	19,485
Exploration expenses	39	1,400	328	4,020

Deferred development (metres)	562	730	2,073	1,578

Diamond drilling (metres)
Definition	10,838	2,606	24,567	20,556
Exploration	357	13,893	3,382	21,192

08
NOVEMBER 6, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Island Gold Mine continued its strong operational momentum into the third quarter of 2014. The average cash cost decreased 27% year-over-year to $902 (US$829) per ounce of gold sold in the third quarter of 2014, a significant decrease from the average cash cost of $1,237 (US$1,191) per ounce of gold sold in the prior year period. Improved haulage capability as a result of the addition of four new 30 tonne trucks at the end of 2013, the mining of higher-grade areas including Extension #2, and the processing of development ore from the higher-grade extension at depth and the Goudreau zone to the east all favourably impacted third quarter results. These improvements also mitigated the impact of lower Q3 tonnage levels that were the result of the scheduled installation of a new cone crusher at the mill at the end of Q2. The quarterly results also reflect higher costs in the prior year period as a result of mechanical problems both with haulage equipment and at the mill that necessitated the short-term rental of equipment from an outside supplier.

While tonnage of 60,258 tonnage was 3% below last year levels of 62,080 tonnes and 8% below Q2 2014 levels, a 43% year-over-year improvement in grade in the current quarter to 5.96 g/t Au that was driven by better mine sequencing and improved haulage capability, translated into a 40% increase in the number of gold ounces sold in the current period versus last year. Specifically, 11,231 ounces of gold were sold in the third quarter of 2014 at an average price of $1,388 (US$1,275) per ounce, compared to gold sales of 8,014 ounces at an average price of $1,376 (US$1,325) per ounce in the comparable period of 2013.

During the first nine months of 2014 a total of 184,827 tonnes of ore were processed from the Island Gold Mine at a grade of 5.76 g/t, and 33,027 ounces of gold were sold at an average price of $1,410 (US$1,289) per ounce. This compared to processed tonnage of 169,494 tonnes at a grade of 4.51 g/t, and gold sales of 23,548 ounces at an average price of $1,485 (US$1,451) per ounce in the comparable nine month period of 2013. The annual tonnage increase was driven by year-over-year improved mine scheduling and ore transport capacity as the result of the addition of four new trucks at the end of 2013, the benefit of which is highlighted in the strong second and third quarter operational performance, combined with an improved mined grade in the first nine months of the year as mining migrated to higher grade areas of the mine. These operational improvements translated into a 40% increase in the number of gold ounces sold and a 26% decrease in the cash cost per ounce sold. Specifically, an average cash cost of $893 (US$816) per ounce in the first nine months of 2014, compared to an average cash cost of $1,212 (US$1,184) per ounce in the comparable period of 2013.

Island Gold production levels in the last quarter of 2014 are expected to be somewhat muted due to lower expected mining tonnages resulting from a greater amount of planned ore development work, that is expected to result in lower production grades. In early October, a temporary primary jaw crusher and conveyor were successfully installed at the Island Gold mill to carry out crushing while required repairs are being completed on the permanent jaw crusher. However, following a recurrent problem on the old crusher, the decision was made to replace the primary crusher with a new one, which is expected to be delivered and installed within the next month at a capital cost of approximately $0.45 million. As a result of the additional work and extra cost associated with the temporary equipment, cash operating cost per ounce is expected to be higher during the fourth quarter.

09
NOVEMBER 6, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013

Ounces Poured
Tonnes	30,859	35,375	85,326	101,485
Head grade (g/t)	5.92	6.81	6.83	6.09
Gold recovery (%)	98.04	97.99	97.86	97.87
Recovered grade (g/t)	5.80	6.68	6.68	5.96
Ounces poured	5,757	7,594	18,326	19,445

Ounces Sold
Tonnes	31,793	34,135	84,409	99,350
Head grade (g/t)	6.31	6.90	6.84	6.07
Gold recovery (%)	98.04	97.99	97.86	97.87
Recovered grade (g/t)	6.19	6.76	6.69	5.94
Ounces sold	6,323	7,424	18,166	18,977
Cash cost per ounce (US$)	895	760	868	972

Investment in property, plant and equipment	129	155	1,574	393
Exploration expenses	558	385	1,126	1,621

Deferred development (metres)	-	128	386	128

Diamond drilling (metres)
Definition	4,658	2,687	9,834	5,661
Exploration	8,363	4,868	17,108	18,915

Based on ounces sold, 31,793 tonnes were processed from the Beaufor Mine in the third quarter of 2014, 7% below the 34,135 tonnes processed in the comparable period of 2013.The average head grade decreased to 6.31 g/t in the current quarter from 6.90 g/t in the year-ago period. The lower year-over-year tonnage and grade in the current quarter reflect less higher grade room-and-pillar mining. A total of 6,323 ounces of gold were sold in the third quarter of 2014 at an average price of $1,384 (US$1,271), compared to 7,424 ounces of gold sold at an average price of $1,358 (US$1,308) in the comparable period of 2013. The cash cost per ounce of gold sold of $974 (US$895) in the current quarter was higher than $790 (US$760) in the prior year, reflecting the lower grade and lower tonnage.

Based on ounces sold, a total of 84,409 tonnes of Beaufor Mine ore were processed at a grade of 6.84 g/t Au during the first nine months of 2014, versus the 99,350 tonnes of ore processed at a grade of 6.07 g/t Au in the comparable nine months of 2013. The decreased tonnage during the nine month period is primarily attributable to lower year-over-year processed tonnage in the first quarter of 2014 following the Corporation’s implementation of a more selective mining approach in mid-2013, which translated into improved grades and a correspondingly lower cash cost per ounce of gold sold in the first nine months of 2014 of $949 (US$868) per ounce, versus $994 (US$972) per ounce in the comparable period of 2013. A total of 18,166 ounces of gold were sold from the Beaufor Mine at an average price of $1,409 (US$1,288) in the first nine months of 2014, compared to gold sales of 18,977 ounces at an average price of $1,438 (US$1,405) in the prior year period.

10
NOVEMBER 6, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The Corporation has continued both development and mining in the M Zone in the lower portion of the mine, where recent definition drilling and completed development have demonstrated greater than expected potential for the zone. Production from this zone is expected to continue through mid-2015. Development of the nearer-to-surface 350 Zone is commencing in the fourth quarter of 2014 in preparation for production in 2015.

Monique Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013

Ounces Poured
Tonnes	78,312	-	184,652	-
Head grade (g/t)	2.68	-	2.65	-
Gold recovery (%)	96.50	-	96.28	-
Recovered grade (g/t)	2.59	-	2.55	-
Ounces poured	6,523	-	15,138	-

Ounces Sold
Tonnes	82,512	-	202,010	-
Head grade (g/t)	2.67	-	2.67	-
Gold recovery (%)	96.50	-	96.28	-
Recovered grade (g/t)	2.58	-	2.57	-
Ounces sold	6,843	-	16,716	-
Cash cost per ounce (US$)	692	-	953	-

Investment in property, plant and equipment	-	-	21	6,582
Exploration expenses	-	17	2	219

Based on ounces sold, a total of 82,512 tonnes of ore at an average grade of 2.67 g/t Au were processed from the Monique open-pit mine during the third quarter of 2014. The improved milled tonnage in the third quarter was due to the W Zone closure giving more capacity in the Camflo Mill for the Monique ore. The improved tonnage mined in the pit over both the first and second quarter levels reflect improved mining efficiency and the decreasing strip ratio associated with the lower benches of the pit as well as the fact that Q1 mined tonnage was lower due to water treatment issues in the period. Third quarter results were also enhanced by the continued separation of higher grade material for immediate processing, from lower grade ore that is being stockpiled for milling in 2015.

When combined with the 119,498 tonnes processed in the first six months of the year at an average grade of 2.67 g/t Au, a total of 202,010 tonnes were processed from the Monique Mine at an average grade of 2.67 g/t Au in the first nine months of 2014. As scheduled, the contractor will finish mining the Monique open-pit in late 2014 to early 2015, and the stockpiled ore will then be transported to the Corporation’s Camflo Mill where it will be processed, beginning with the higher grade ore, through 2015. At the end of September, the low-grade Monique stockpile was over 102,000 tonnes at approximately 1.41 g/t Au.

A total of 6,843 ounces of gold were sold from the Monique Mine at an average price of $1,383 (US$1,270) per ounce in the third quarter of 2014, increasing year-to-date gold sales to 16,716 ounces at an average price of $1,396 (US$1,276) per ounce. The average cash cost per ounce of gold sold totaled $753 (US$692) in the third quarter of 2014, down 39% from cash costs of $1,242 (US$1,133) per ounce of gold sold in the first six months of the year, reflecting the decreasing in-pit strip ratio associated with the lower benches of the pit. For the first nine months 2014, total cash cost per ounce of gold sold was $1,042 (US$953).

11
NOVEMBER 6, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

W Zone Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013

Ounces Poured
Tonnes	-	-	36,789	-
Head grade (g/t)	-	-	4.25	-
Gold recovery (%)	-	-	97.45	-
Recovered grade (g/t)	-	-	4.14	-
Ounces poured	-	-	4,900	-

Ounces Sold
Tonnes	1,532	-	37,055	-
Head grade (g/t)	4.92	-	4.25	-
Gold recovery (%)	98.03	-	97.45	-
Recovered grade (g/t)	4.83	-	4.14	-
Ounces sold	238	-	4,929	-
Cash cost per ounce (US$)	546	-	907	-

Investment in property, plant and equipment	-	117	234	3,019
Exploration expenses	-	-	-	-

Following the completion of operations at the W Zone as of June 30, 2014, a total of 238 ounces of gold were sold in the third quarter of 2014 at an average price of $1,394 (US$1,280) per ounce. The cash operating cost for these gold ounces was $594 (US$546), a reflection of the fact that operations were concluded at the end of the second quarter and therefore no drift excavation costs were incurred during the current period. A total of 4,929 ounces of gold were sold in the first nine months of 2014 at an average price of $1,405 (US$1,284) per ounce. For the nine month period, the cash cost per ounce of gold sold was $992 (US$907).

Camflo Mill

The Camflo Mill processed 113,634 tonnes in third quarter of 2014, and 319,677 tonnes in the first nine months of the year, largely unchanged from the prior year’s levels, reflecting the addition of W Zone and Monique Mine ore at the beginning of the third quarter of 2013. The Camflo Mill is expected to continue to run at capacity (1,200 tons per day) for the remainder of 2014 with additional ore, and stockpiled ore, from the Monique Mine replacing the W Zone tonnage. Richmont is evaluating custom milling opportunities to utilize the excess capacity at Camflo once the milling of stockpiled ore from the Monique Mine is completed in second half of 2015.

RECENT NEWS AND DEVELOPMENTS

Mr. Renaud Adams Appointed President and CEO

In mid-October, the Corporation announced the appointment of Mr. Renaud Adams to the position of President and Chief Executive Officer effective November 15, 2014. Mr. Adams has 20 years of mining experience, and most recently served as President and Chief Operating Officer at Primero Mining Corp. Prior to this, Mr. Adams served as Senior Vice-President, Americas Operations at IAMGOLD Corporation, and held various senior positions with Cambior Inc. and Breakwater Resources Ltd. Mr. Adams holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University. Please refer to the October 17, 2014 press release for details.

12
NOVEMBER 6, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Island Gold Mine Ownership Consolidated

In early August, Richmont announced that it had successfully completed the definitive agreement, signed and announced on August 5, 2014, to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by Richmont in return for a 3% Net Smelter Return royalty payable on 100% of the mineral production from the four claims. The following advance royalty payments are part of the agreement: $1.0 million upon closing of the transaction, followed by $1.0 million each on January 3, 2015 and January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $0.3 million as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments. Please refer to the August 6, 2014 press release for details.

Island Gold Mine Development Plans Accelerated and Additional Exploration Drilling Announced

The development of the high-grade resource below Island Gold continued to advance as planned in the third quarter of 2014. The ramp was extended by 133 metres and reached a vertical depth of 635 metres at September 30, 2014, while 134 metres of additional lateral development were completed during the three month period. In conjunction with this work, the Corporation completed a total of 6,304 metres of definition drilling and 357 metres of exploration drilling of the depth extension at Island Gold during the period.

In mid-September, the Corporation announced plans to begin additional exploration drilling from surface to test part of the down plunge projection of the Island Gold deposit on the eastern side between depths of 800 and 1,000 metres. This step out drilling will encompass 4,800 metres (4 holes), at an estimated total cost of $0.5 million. This is in addition to the remaining budgeted 2014 exploration and definition drill programs of 3,000 metres and 9,800 metres, respectively, currently underway from underground. Please refer to the September 15, 2014 press release for details.

At the end of September, Richmont announced that a contract had been signed with Manroc to accelerate and expand development of the deep extension of the Island Gold Mine. Manroc teams subsequently arrived on-site, and began development work in the last week of October. The 12 month contract encompasses 800 linear metres of ramp development that is expected to extend it to a depth of 735 metres by the end of 2015, as well as the development of a 500 metre exploration/definition drilling drift to the east on the 620 metre level, of which 200 metres are expected to be completed in 2014. This exploration drift will facilitate definition drilling in 2015 and 2016 to upgrade existing resources into reserves, in the eastern portion of the deposit, between depths of 500 to 800 metres, and will also allow for more cost-effective underground drill testing of a number of unexplored and untested areas of the property, including down plunge to the east, which is open. In preparation for mining of the first stopes in the lower resource, which is expected at the end of 2014 and in early 2015, a ventilation raise and an escape way system, from the 585 metre level to the 390 metre level will also be completed in Q4 2014. The work will enable Richmont to prepare a second mining horizon by the end of 2015, on the 735 metre level. Development of the first mining horizon on the 635 metre level will be completed in early 2015, in accordance with previously established plans. The 12-month contract plus the escape way extension have an estimated cost of $10 million, $4 million of which is expected to be spent in 2014. This increases 2014 capital expenditures at Island Gold from $16.4 million to $20.4 million. Please see the September 30, 2014 press release for additional details.

13
NOVEMBER 6, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Management Changes Announced

Also at the end of September, the Corporation announced that Ms. Nicole Veilleux had been promoted to Vice-President, Finance, a role which she previously held for the Corporation, and that Mr. Pierre Rougeau, Executive Vice-President and Chief Financial Officer, had resigned to pursue other opportunities. A Chartered Professional Accountant with over 25 years of experience in finance, Ms. Veilleux has been with Richmont for over 16 years in positions of increasing responsibility. Please refer to the September 25, 2014 press details for details. As previously announced in a July 2, 2014 press release as well as in the Corporation’s Q2 2014 earnings releases, the Corporation announced that its previous President and CEO, Mr. Paul Carmel, had been relieved of his duties.

Exploration costs

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

Exploration costs - Mines
Island Gold	39	1,400	328	4,020
Beaufor	558	385	1,126	1,621
Monique	-	17	2	219
	597	1,802	1,456	5,860

Exploration costs - Other properties
Wasamac	74	129	149	1,010
Other	17	78	39	305
Project evaluation	84	141	263	428
	175	348	451	1,743

Exploration and project evaluation before depreciation and exploration tax credits	772	2,150	1,907	7,603
Depreciation	14	56	58	206

Exploration tax credits, including adjustments	(273)	(225)	(727)	(863)

	513	1,981	1,238	6,946

Island Gold Mine

The Corporation spent $0.04 million on exploration at the Island Gold Mine during the third quarter of 2014, bringing year-to-date exploration costs to $0.3 million. Exploration-related expenses are lower than the prior year levels, as capital allocation focus was shifted from exploration to the development of the Island Gold resource extension at depth.

Beaufor Mine

The Corporation spent $0.56 million on exploration at the Beaufor Mine during the third quarter of 2014, and $1.1 million in the first nine months of the year. This reflects the 8,363 metres and 17,108 metres of exploration drilling completed on the asset during the three and nine month periods, respectively, and the Corporation’s continuing efforts to convert existing resources into reserves and identify new resources.

14
NOVEMBER 6, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2014	2014	2014	2013	2013	2013	2013	2012

PRINCIPAL FINANCIAL DATA

Revenues	34,215	38,951	29,467	27,828	21,152	17,835	23,398	24,928

Net earnings (loss) from continuing operations	4,369	4,676	(1,903)	(28,686)	(1,146)	(1,090)	(2,240)	(2,641)

Net loss from discontinued operation[1]	-	-	-	(389)	(708)	-	-	(13,854)

Net earnings (loss)	4,369	4,676	(1,903)	(29,075)	(1,854)	(1,090)	(2,240)	(16,495)

Cash flows from (used in) operating activities	8,471	13,371	2,380	8,160	5,038	(2,966)	(6,775)	104
Investments in property, plant and equipment	7,829	4,851	5,921	11,840	6,487	14,218	9,344	6,378

KEY PER-SHARE DATA

Net earnings (loss) from continuing operations
basic (CAN$)	0.09	0.10	(0.05)	(0.72)	(0.03)	(0.03)	(0.06)	(0.07)
diluted (CAN$)	0.09	0.10	(0.05)	(0.72)	(0.03)	(0.03)	(0.06)	(0.07)

Net earnings (loss)
basic (CAN$)	0.09	0.10	(0.05)	(0.73)	(0.05)	(0.03)	(0.06)	(0.42)
diluted (CAN$)	0.09	0.10	(0.05)	(0.73)	(0.05)	(0.03)	(0.06)	(0.42)

OUNCES OF GOLD SOLD	24,635	27,790	20,412	20,918	15,438	12,826	14,261	14,810

KEY PER-OUNCE OF GOLD DATA (US$)

Average selling price	1,273	1,283	1,306	1,265	1,316	1,358	1,623	1,694

Average cash cost	804	779	1,060	1,102	984	992	1,294	1,126
Depreciation and depletion	223	208	199	298	165	150	150	171

Total cost	1,027	987	1,259	1,400	1,149	1,142	1,444	1,297

1 Net of taxes.

SUMMARY OF RESULTS FOR THE LAST EIGHT QUARTERS

The fluctuation in revenues over the last eight quarters reflects the variation in the number of ounces of gold sold and the average sales price per ounce. Revenues in the first three quarters of 2014 and fourth quarter of 2013 were higher compared to other recent quarters as a result of a greater number of ounces of gold sold, the benefits of which were partially mitigated by a lower average selling price per ounce of gold in the first three quarters of 2014 and the fourth quarter of 2013. The average selling price per ounce of gold sold actually increased year-over-year in the third quarter of 2014 in the Corporation’s operating currency, Canadian dollars, as a result of the weaker Canadian dollar – US dollar exchange rate. Lower revenues in the second quarter of 2013 are primarily attributable to the low number of gold ounces sold, and the low average selling price per ounce. In the first three quarters of 2013, net earnings were impacted by the Corporation’s expanded exploration and project evaluation program. The net loss generated in the fourth quarter of 2013 was primarily driven by charges totaling $23.1 million, or $0.58 per share, which included a non-cash write-down on the W Zone assets following a reduction in its reserve base, combined with a write-off of deferred income and mining tax assets, and the write-off of financing costs and severance payments. The 2012 fourth quarter results included a $13.9 million after-tax write-off of the discontinued Francoeur Mine assets.

15
NOVEMBER 6, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Production levels from Q4 2012 through Q3 2013 reflect contributions from the Beaufor Mine, located in Quebec, and the Island Gold Mine, located in Ontario. In addition to production from these two mines, production levels in Q4 2013, Q1 2014 and Q2 2014 included production from the W Zone operation, located on the Beaufor Mine property, as well as the Monique Mine, located in Quebec. Third quarter 2014 production included contributions from the Island Gold Mine, Beaufor Mine, open-pit Monique Mine and 238 ounces from the W Zone Mine, where operations were concluded at the end of June 2014. Investments in property, plant and equipment have remained elevated over the last eight quarters, a reflection of the Corporation’s commitment to the maintenance and expansion of its operational base. Net earnings (loss) on a quarterly basis are generally affected by the price of gold, exchange rate, and operating costs which vary according to the price of raw materials, energy costs, and wages, as well as the recovered grade of the ore being processed, exploration expenses, and mining and income tax that is expensed or recovered.

CASH AND CASH EQUIVALENTS

At September 30, 2014, cash and cash equivalents and short-term guaranteed deposits totaled $38.4 million, above the comparable June 30, 2014 level of $35.7 and the December 31, 2013 level of $17.6 million. The increase reflects the $10.7 million of net proceeds from the bought deal financing completed in April 2014, $18.6 million spent on capital expenditures in the first nine months of 2014, and the Corporation’s $24.2 million of operational cash flows during the nine-month period. At the end of the third quarter of 2014, Richmont had $37.6 million of working capital, a $5.3 million increase from the $32.3 million at June 30, 2014, and a significant increase from the $14.0 million at December 31, 2013, reflecting a $20.3 million increase in cash and cash equivalents, and a $3.2 million increase in inventories as a result of higher tonnage of stockpiled ore from the Monique Mine.

CAPITAL RESOURCES

On April 23, 2014, the Corporation issued a total of 8.05 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11.7 million. An expense of $0.9 million was incurred relating to the issuance of common shares.

During the nine-month period ended on September 30, 2014, the Corporation issued 280,420 common shares following the exercise of stock options, for a total cash consideration of $0.37 million. During the nine-month period ended on September 30, 2013, the Corporation issued 30,000 common shares following the exercise of stock options, for a total cash consideration of $0.06 million.

As of September 30, 2014, the Corporation had 47.9 million shares outstanding.

SUBSEQUENT EVENTS

On October 17, 2014, the Corporation announced the appointment of Mr. Renaud Adams to the position of President and Chief Executive Officer effective November 15, 2014, and the resignation of Jim Gill as a Director of the Corporation.

COMMITMENTS AND CONTINGENCIES

There were no changes to the Corporation’s commitments and contingencies from December 31, 2013 to September 30, 2014, with the exception of the commitments and the contingency mentioned below. For further information regarding commitments and contingencies in effect as of December 31, 2013, please refer to the 2013 Management’s Discussion and Analysis, filed February 28, 2014 and available on the SEDAR website (www.sedar.com).

In light of a modification to Quebec Mining Law, the financial guarantee for each of the Corporation’ s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation added to its financial guarantee $0.5 million in the first quarter of 2014, $0.1 million in the third quarter of 2014 and must add an additional $1.0 million in 2014, $1.1 million in 2015 and a further $1.1 million in 2016, for a total of $3.8 million.

16
NOVEMBER 6, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. Instead of receiving one claim in its entirety and mining rights below a depth of 400 metres on two additional claims, the Corporation will now receive three claims in their entirety, and mining rights on three additional claims below a depth of 400 metres. As previously mentioned, under the terms of the Agreement, the Corporation will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions, which is now expected to take place in a few months.

On August 5, 2014, the Corporation announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return royalty that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1.0 million at the closing of the transaction, and will make the following additional future payments: $1.0 million each on January 3, 2015 and 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $0.3 million as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

Last year, the Corporation began legal procedures against its former Monique Mine mining contractor for work that had been poorly executed or not executed at all. As at September 30, 2014, a contract holdback amount of $1.0 million remains unpaid by the Corporation related to this work. In November 2014, the Corporation received a defense and counterclaim from this former contractor for an amount of $15.5 million. Management is of the opinion that the basis of this counterclaim is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

In the second quarter of fiscal 2014, the Corporation amended tax returns relating to certain previous years. Following the amendments, the Corporation believes it is in a position to receive refundable tax credits in excess of $3.7 million. The Corporation has chosen, at this time, not to account for any asset for such purpose, considering the file complexity, the uncertainties related to the review process and the expected timetable to obtain a settlement. Over the coming months, the Corporation will assess the appropriateness of recording a portion or the entire amount claimed according to the evolution of discussions with the tax authorities.

RELATED PARTY TRANSACTION

The former corporate secretary, who is a partner at a law firm, resigned from the position as corporate secretary on May 9, 2013. From January 2013 until the date of his resignation, the Corporation received professional services from this firm for a total consideration of $0.06 million, including taxes.

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation does not have any off-balance-sheet arrangements.

17
NOVEMBER 6, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant impact on revenues and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, basis of depletion of mining sites in production, asset retirement obligations, impairment test of property, plant and equipment, income taxes and deferred mining taxes, share-based remuneration expense, dismantling costs and severance costs, provisions and contingent liabilities, start of advanced exploration phase and start of commercial production are estimates that management considers the most significant, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated February 19, 2014, filed February 28, 2014 and available on the SEDAR website (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments or gold hedging contracts. As at September 30, 2014 and 2013, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the nine-month periods ended September 30, 2014 and September 30, 2013, no gain or loss related to derivative financial instruments or to gold hedging contracts was recorded in the financial statements.

The Corporation has classified its cash and cash equivalents, receivables (except taxes receivable) and guaranteed investment certificate as loans and receivables, and its payables, accruals and provisions (except salaries and related benefits payable), royalty payments payable, finance lease obligations, contract payment holdback and closure allowance as financial liabilities. All financial instruments are measured at fair value with the exception of the loans and receivables, held-to-maturity investments and financial liabilities, which are measured at amortized cost.

Cash and cash equivalents, receivables, guaranteed investment certificate and payables, accruals and provisions, are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term. The fair value of royalty payments payable, finance lease obligations, contract payment holdback and closure allowance was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the royalty payments payable, the finance lease obligations, the contract payment holdback and the closure allowance approximate the book value.

ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Corporation’s last annual financial statements for the year ended December 31, 2013. The accounting policies have been applied consistently throughout the Corporation for the purposes of preparation of these interim consolidated financial statements. There are no new accounting policies in effect for annual periods beginning on or after January 1, 2014.

FUTURE ACCOUNTING PRONOUNCEMENT

The following standard has been issued, but is not yet effective and has not been early-adopted by the Corporation:

18
NOVEMBER 6, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

IFRS 15 – Revenues from contracts with Customers (IFRS 15)

In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for reporting periods beginning on or after January 1, 2017. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its financial statements.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Throughout this document, the Corporation uses or may use performance indicators that are not defined according to IFRS, such as operating cash flow per share, adjusted net earnings, adjusted net earnings per share, cash cost per ounce and average cash cost per ounce. Non-IFRS performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Corporation believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Corporation's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS.

The adjusted net earnings of 2014 exclude severance compensations to the Corporation’s past President and CEO and past Executive Vice-President and CFO. The adjusted net loss of 2013 exclude charges related to the discontinued operation of the Francoeur Mine. These adjustments are net of taxes. The following table is a reconciliation of net earnings (loss) to adjusted net earnings (loss) on a consolidated basis.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

Net earnings (loss) for the period	4,369	(1,854)	7,147	(5,184)
Adjustments, net of taxes:
Severance compensation to the Corporation’s past President and CEO and past Executive Vice-President and CFO	205	-	1,188	-
Charges related to the discontinued operation of the Francoeur Mine	-	708	-	708

Adjusted net earnings (loss)	4,574	(1,146)	8,335	(4,476)

Basic weighted average number of common shares outstanding (in thousands)	47,723	39,596	44,340	39,593

Adjusted net earnings (loss) per share	0.10	(0.03)	0.19	(0.11)

GENERAL INFORMATION

The President and Chief Executive Officer and the Vice-President, Finance, are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is communicated to them by others within the Corporation, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

19
NOVEMBER 6, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The President and Chief Executive Officer and the Vice-President, Finance are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with International Financial Reporting Standards. The internal controls over financial reporting during the quarter ending September 30, 2014 were adequately applied.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of corporations such as Richmont Mines. A detailed discussion of these risks is given in the annual Management’s Discussion and Analysis, dated February 19, 2014, filed February 28, 2014, and available on the SEDAR website (www.sedar.com).

National Instrument 43-101

The geological data in this document have been reviewed by Mr. Daniel Adam, Geo., Ph.D, Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by National Instrument 43-101. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and substantially all of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

20
NOVEMBER 6, 2014	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s website: http://sec.gov/edgar.shtml.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in the section entitled “Risk factors” in the Corporation’s annual management’s discussion and analysis report dated February 19, 2014, filed February 28, 2014, and available on SEDAR (www.sedar.com). Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at November 5, 2014. The Corporation regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”) on the SEDAR website (www.sedar.com) and through Richmont Mines’ website (www.richmont-mines.com).

21
NOVEMBER 6, 2014	RICHMONT MINES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Third Quarter
Ended September 30, 2014

CONSOLIDATED INCOME STATEMENT

(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

CONTINUING OPERATIONS
Revenues (note 3)	34,215	21,152	102,634	62,385
Cost of sales (note 4)	27,900	18,655	86,794	54,825

GROSS PROFIT	6,315	2,497	15,840	7,560

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 5)	513	1,981	1,238	6,946
Administration (note 6)	1,578	1,805	5,682	5,498
Loss on disposal of long-term assets	250	82	252	117
Other revenues	(9)	(23)	(36)	(53)

	2,332	3,845	7,136	12,508

OPERATING EARNINGS (LOSS)	3,983	(1,348)	8,704	(4,948)

Financial expenses (note 8)	28	23	83	73
Financial revenues (note 9)	(164)	(52)	(307)	(443)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	4,119	(1,319)	8,928	(4,578)

MINING AND INCOME TAXES (RECOVERY)	(250)	(173)	1,781	(102)

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	4,369	(1,146)	7,147	(4,476)

NET LOSS FROM DISCONTINUED OPERATION	-	(708)	-	(708)

NET EARNINGS (LOSS) FOR THE PERIOD	4,369	(1,854)	7,147	(5,184)

NET EARNINGS (LOSS) PER SHARE
Basic and diluted earnings (loss) per share
Earnings (loss) from continuing operations	0.09	(0.03)	0.16	(0.11)
Loss from discontinued operation	-	(0.02)	-	(0.02)

Basic and diluted net earnings (loss)	0.09	(0.05)	0.16	(0.13)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	47,723	39,596	44,340	39,593

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	48,058	39,596	44,501	39,603

The accompanying notes are an integral part of the interim consolidated financial statements.

23
NOVEMBER 6, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

NET EARNINGS (LOSS) FOR THE PERIOD	4,369	(1,854)	7,147	(5,184)

OTHER COMPREHENSIVE LOSS, NET OF TAXES ITEMS THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO NET EARNINGS
Fair value variation on available-for-sale financial assets	-	-	-	(18)
Realized gain on sale of available-for-sale financial assets transferred to net earnings	-	-	-	(12)

OTHER COMPREHENSIVE LOSS, NET OF TAXES	-	-	-	(30)

TOTAL COMPREHENSIVE EARNINGS (LOSS) FOR THE PERIOD	4,369	(1,854)	7,147	(5,214)

The accompanying notes are an integral part of the interim consolidated financial statements.

24
NOVEMBER 6, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In thousands of Canadian dollars)

(Unaudited)		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	86,353

Issue of shares
Common	11,673	-	-	11,673
Exercise of share options	528	(160)	-	368

Common shares issue costs	(934)	-	-	(934)

Share-based compensation	-	1,110	-	1,110

Transactions with Richmont Mines shareholders	11,267	950	-	12,217

Net earnings and total comprehensive income for the period	-	-	7,147	7,147

BALANCE AT SEPTEMBER 30, 2014	143,469	12,203	(49,955)	105,717

The accompanying notes are an integral part of the interim consolidated financial statements.

25
NOVEMBER 6, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In thousands of Canadian dollars)

(Unaudited)				Available-for-
		Contributed		sale financial
	Share capital	surplus	Deficit	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

Issue of shares
Exercise of share options	89	(27)	-	-	62

Issue of warrants	-	439	-	-	439

Share-based compensation	-	1,263	-	-	1,263

Transactions with Richmont Mines shareholders	89	1,675	-	-	1,764

Net loss for the period	-	-	(5,184)	-	(5,184)

Other comprehensive loss
Items that will be reclassified subsequently to net loss
Available-for-sale financial assets
Fair value variation, net of taxes	-	-	-	(18)	(18)
Reclassification to net earnings, net of taxes	-	-	-	(12)	(12)

Total comprehensive loss for the period	-	-	(5,184)	(30)	(5,214)

BALANCE AT SEPTEMBER 30, 2013	132,202	10,737	(28,026)	-	114,913

The accompanying notes are an integral part of the interim consolidated financial statements.

26
NOVEMBER 6, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In thousands of Canadian dollars)

	September 30,	December 31,
	2014	2013
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	37,897	17,551
Guaranteed investment certificate	474	-
Receivables	2,798	3,008
Income and mining tax assets	916	925
Exploration tax credits receivable	6,542	5,670
Inventories (note 10)	12,271	9,075

	60,898	36,229

RESTRICTED DEPOSITS (note 13 a)	1,009	3,421

PROPERTY, PLANT AND EQUIPMENT (note 11)	83,214	83,678

TOTAL ASSETS	145,121	123,328

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	17,664	19,897
Income and mining taxes payable	3,611	1,225
Current portion of long-term debt (note 12)	1,790	825
Current portion of asset retirement obligations (note 13 b)	272	330

	23,337	22,277

LONG-TERM DEBT (note 12)	5,793	5,196

ASSET RETIREMENT OBLIGATIONS (note 13 b)	7,689	7,603

DEFERRED INCOME AND MINING TAX LIABILITIES	2,585	1,899

TOTAL LIABILITIES	39,404	36,975

EQUITY
Share capital (note 14)	143,469	132,202
Contributed surplus	12,203	11,253
Deficit	(49,955)	(57,102)

TOTAL EQUITY	105,717	86,353

TOTAL LIABILITIES AND EQUITY	145,121	123,328

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

27
NOVEMBER 6, 2014	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

OPERATING ACTIVITIES
Net earnings (loss) for the period	4,369	(1,854)	7,147	(5,184)
Adjustments for:
Depreciation and depletion	6,368	2,984	17,909	7,785
Adjustment to estimated recoverable value of remaining Francoeur Mine’s assets	-	867	-	867
Taxes received (paid)	192	(5)	1,299	(1,505)
Interest revenues	(152)	(76)	(291)	(347)
Interest on long-term debt	39	10	124	22
Share-based compensation	342	684	1,407	1,804
Accretion expense – asset retirement obligations	28	19	83	57
Loss on disposal of long-term assets	250	81	252	100
Gain on disposal of shares of publicly-traded companies	-	-	-	(12)
Mining and income taxes	(250)	(173)	1,781	(102)

	11,186	2,537	29,711	3,485

Net change in non-cash working capital items (note 15)	(2,715)	2,501	(5,487)	(8,188)

Cash flows from (used in) operating activities	8,471	5,038	24,224	(4,703)

INVESTING ACTIVITIES
Guaranteed investment certificate	2,650	-	2,650	-
Restricted deposits	(238)	(2,650)	(712)	(2,737)
Interest received	155	74	280	365
Property, plant and equipment – Island Gold Mine	(7,647)	(7,005)	(16,028)	(19,485)
Property, plant and equipment – Beaufor Mine	(129)	(155)	(1,574)	(393)
Property, plant and equipment – W Zone Mine	-	(117)	(234)	(3,019)
Property, plant and equipment – Monique Mine	-	875	(21)	(6,582)
Property, plant and equipment – Other	(53)	(85)	(745)	(570)
Disposition of property, plant and equipment	50	9	350	154
Disposition of shares of publicly-traded companies	-	-	-	12

Cash flows used in investing activities	(5,212)	(9,054)	(16,034)	(32,255)

FINANCING ACTIVITIES
Long-term debt	1,940	-	1,859	-
Issue of common shares	368	-	12,041	62
Common shares issue costs	-	-	(934)	-
Interest paid	(39)	(10)	(124)	(22)
Payment of asset retirement obligations	(29)	-	(55)	-
Financing costs	-	(654)	-	(654)
Payment of finance lease obligations	(192)	(599)	(631)	(1,058)

Cash flows from (used in) financing activities	2,048	(1,263)	12,156	(1,672)

Net change in cash and cash equivalents	5,307	(5,279)	20,346	(38,630)

Cash and cash equivalents, beginning of period	32,590	26,459	17,551	59,810

Cash and cash equivalents, end of period	37,897	21,180	37,897	21,180

The accompanying notes are an integral part of the interim consolidated financial statements.

28
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

1.	General information and compliance with IFRS

Richmont Mines Inc. (“the Corporation”) is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

The interim consolidated financial statements have not been reviewed by the independent auditors of the Corporation.

2.	Future accounting pronouncement

The following standard has been issued, but is not yet effective and has not been early-adopted by the Corporation:

IFRS 15 – Revenues from contracts with Customers (IFRS 15)
In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for reporting periods beginning on or after January 1, 2017. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its financial statements.

3.	Revenues

Revenues include revenue from gold sales and silver sales.

4.	Cost of sales

The cost of sales includes the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

Operating costs	20,981	15,342	67,229	46,075
Royalties	604	443	1,834	1,335
Depreciation and depletion	6,315	2,870	17,731	7,415

	27,900	18,655	86,794	54,825

29
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

5.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

Island Gold Mine	39	1,400	328	4,020
Beaufor Mine	558	385	1,126	1,621
Wasamac property	74	129	149	1,010
Monique Mine	-	17	2	219
Other properties	17	78	39	305
Project evaluation	84	141	263	428

Exploration and project evaluation before depreciation and exploration tax credits	772	2,150	1,907	7,603

Depreciation	14	56	58	206
Exploration tax credits, including adjustments[1]	(273)	(225)	(727)	(863)

	513	1,981	1,238	6,946
[1]	In 2012, the Corporation received a draft assessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for years 2009 to 2011, and an amount of $4,141 initially recorded as exploration tax credits receivable was then reversed and reflected as an increase to property, plant and equipment. In the first quarter of 2014, the Corporation received the final notice of reassessment and settled the financial reporting for this contingency by recording a further $302 reduction of the exploration tax credits and an interest expense of $210, included in «administration».

6.	Administration

The administration expenses include the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

Salaries, directors’ fees and related benefits	497	743	1,843	2,360
Severance compensation[1]	221	-	1,269	-
Share-based compensation	245	593	903	1,522
Depreciation	39	59	120	164
Others	576	410	1,547	1,452

	1,578	1,805	5,682	5,498
[1]	Severance compensation is related to the departure of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and comprises $945 of cash severance and $324 of share-based compensation expense.

30
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

7.	Share-based compensation

a)	The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and the remainder vested cumulatively thereafter on every anniversary date over a length of four years. However, on February 4, 2010, the Board of Directors voted to grant its members remuneration that is partly based on share options. These options vest in thirds beginning one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant. Furthermore, in January 2012, a total of 400,000 options were granted to directors. Those options fully vest one year after the grant date, and expire in January 2015. However, these options may only be exercised if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period. The Corporation ended the Initial Plan in 2012. Outstanding options that were issued under this previous plan, will continue to have the same terms and conditions as when they were initially issued.

A summary of the status of the Corporation’s initial Plan at September 30, 2014 and changes during the three-month and nine-month periods then ended, is presented below:

	Three months ended		Nine months ended
	September 30, 2014		September 30, 2014
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	683	6.96	935	6.93
Forfeited	(16)	5.22	(193)	7.76
Expired	(19)	3.16	(94)	3.93

Options outstanding, end of period	648	7.11	648	7.11

Exercisable options, end of period	491	6.09	491	6.09

The following table summarizes information about the Corporation’s Initial Plan at September 30, 2014:

				Exercisable options at
	Options outstanding at September 30, 2014			September 30, 2014
		Weighted
		average	Weighted		Weighted
Exercise	Number	remaining	average	Number of	average
Price	of options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$3.55	81	0.2	3.55	81	3.55
$4.19 to $5.41	320	0.9	4.85	294	4.81
$6.86	12	1.7	6.86	9	6.86
$10.87 to $12.03	235	1.3	11.44	107	11.42

	648	1.0	7.11	491	6.09

31
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

b)	In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is ten years. Eight types of options were issued: (1) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant; (2) options that fully vest one year after the grant date, expire three years after the grant date and are exercisable only if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period; (3) options that vest in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; (4) options that vest 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant; (5) options that vest 50% on the grant date and 50% the year after, and expire five years after the date of grant; (6) options that vest on August 8, 2016 and expire five years after the date of grant; (7) options that vest in thirds on the grant date, then vest cumulatively thereafter on every anniversary date over a total length of two years, and expire five years after the date of grant; (8) options that vest 25% on the grant date, then vest cumulatively thereafter every month of January over a total period of three years, and expire five years after the date of grant.

A summary of the status of the Corporation’s New Plan at September 30, 2014 and changes during the three-month and nine-month periods then ended, is presented below:

	Three months ended		Nine months ended
	September 30, 2014		September 30, 2014
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	2,192	2.54	2,505	2.64
Granted	100	2.39	100	2.39
Exercised	(280)	1.31	(280)	1.31
Forfeited	-	-	(313)	3.38

Options outstanding, end of period	2,012	2.70	2,012	2.70

Exercisable options, end of period	936	2.82	936	2.82

32
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

The following table summarizes information about the Corporation’s New Plan at September 30, 2014:

	Options outstanding at			Exercisable options at
	September 30, 2014			September 30, 2014
		Weighted
Exercise		average	Weighted		Weighted
Price	Number of	remaining	average	Number of	average
	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$1.08 to $1.62	1,144	4.1	1.26	503	1.40
$2.02 to $2.34	100	4.6	2.28	24	2.23
$2.51 to $3.61	283	3.3	3.19	189	3.32
$3.88 to $4.36	133	2.9	4.12	79	4.12
$6.57	352	3.6	6.57	141	6.57

	2,012	3.9	2.70	936	2.82

c)	In March and in August 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. The total amount that could be paid as Retention Awards under these agreements is $2.25 million. The cost recorded for the three-month and nine-month periods ended September 30, 2014 is $118 and $333 respectively ($438 and $669 in comparable periods of 2013), and the liability to this effect amounts to $984 as at September 30, 2014 ($711 as at December 31, 2013), which correspond to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

d)	On May 22, 2012, 324,675 options were issued to the former President and Chief Executive Officer outside of the Corporation’s option plans. These options were exercisable at a price of $6.61 each. As of September 2014, or 60 days after the departure of said President and Chief Executive Officer, all of these options where forfeited.

e)	During the nine-month period ended September 30, 2014, the Corporation granted 100,000 share options to employees (575,000 for the nine-month period ended September 30, 2013 to directors and employees). The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $1.10 for each option ($0.75 in 2013).

8.	Financial expenses

The financial expenses include the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

Accretion expense – asset retirement obligations	28	19	83	57
Interest on finance lease obligations[1]	-	4	-	16

	28	23	83	73
[1]	The interest on operating mine finance lease obligations is included in operating costs and amounted to $39 and $124 for the three-month and nine- month periods respectively (in 2013, $3 and $14 respectively was recorded as property, plant and equipment and a financial expense of $6 was included in operating costs for the three-month and nine-month periods respectively).

33
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

9.	Financial revenues

The financial revenues include the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

Interest on cash and cash equivalents and on guaranteed investment certificates	154	76	290	343
Gain on disposal of shares of publicly-traded companies	-	-	-	12
Foreign exchange gain (loss)	10	(24)	17	88

	164	52	307	443

10.	Inventories

The inventories include the following items:

	September 30,	December 31,
	2014	2013
	$	$
		(Audited)

Precious metals	428	1,647
Ore	7,912	3,923
Supplies	3,931	3,505

	12,271	9,075

On September 30, 2014, a write-down of inventories of $330 was recognized as an expense ($14 as at September 30, 2013). There was no reversal of write-down during the first nine months of 2014 and 2013.

34
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

11.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Advanced exploration projects	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2014	1,965	76,888	13,443	36,039	128,335	2,211	1,468	3,679	16,444	148,458
Additions	3,133	8,360	943	701	13,137	-	-	-	4,948	18,085
Disposals and write-off	-	-	-	(139)	(139)	(305)	(248)	(553)	-	(692)
Exploration tax credits	-	(72)	-	-	(72)	-	-	-	-	(72)
Transfers	-	20,230	653	537	21,420	-	(28)	(28)	(21,392)	-
Balance at September 30, 2014	5,098	105,406	15,039	37,138	162,681	1,906	1,192	3,098	-	165,779
Depreciation and depletion
Balance at January 1, 2014	1,027	41,391	6,520	15,049	63,987	393	400	793	-	64,780
Depreciation and depletion	191	10,058	2,154	5,345	17,748	98	63	161	-	17,909
Disposals and write-off	-	-	-	(91)	(91)	(27)	(6)	(33)	-	(124)
Transfers	-	-	-	4	4	-	(4)	(4)	-	-
Balance at September 30, 2014	1,218	51,449	8,674	20,307	81,648	464	453	917	-	82,565
Carrying amount at September 30, 2014	3,880	53,957	6,365	16,831	81,033	1,442	739	2,181	-	83,214

35
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

12.	Long-term debt

Long-term debt includes the following financial liabilities:

	September 30,	December 31,
	2014	2013
	$	$
		(Audited)

Royalty payments payable (note 16)	2,000	-
Finance lease obligations	3,106	3,737
Contract payment holdback	1,000	1,000
Long-term share-based compensation (note 7 c)	984	711
Closure allowance	493	573

	7,583	6,021

Current portion	1,790	825

	5,793	5,196

13.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligations on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

36
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

a)	Restricted deposits and letters of credit

Most of the restricted deposits relate specifically to site restoration. As at September 30, 2014, the Corporation has $117 in restricted deposits with the Quebec government, $594 in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $5,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2013). The following table provides the allocation of restricted deposits and letters of credit issued as at September 30, 2014:

	September 30,	December 31,
	2014	2013
	$	$
		(Audited)
Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	594	594
Beaufor Mine	107	107
Other	10	10

	711	711

Guaranteed investment certificate[1]	-	2,650

Other	298	60

	1,009	3,421

Letters of credit[1]
Camflo Mill	1,332	1,332
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	314	239
Monique Mine	474	-
Additional credit	-	100

	3,099	2,650
[1]	Since June 30, 2014, letters of credit are secured by a first rank movable mortgage for a maximum amount of $ 6,785. Prior to that, letters of credit were secured by the guaranteed investment certificates.

b)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at September 30, 2014 and December 31, 2013:

	September 30,	December 31,
	2014	2013
	$	$
		(Audited)

Camflo Mill	3,783	3,736
Island Gold Mine	1,684	1,663
Beaufor Mine and W Zone Mine	755	749
Monique Mine	973	965
Francoeur Mine	766	820

	7,961	7,933

Current portion	272	330

	7,689	7,603

37
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

14.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended		Nine months ended
	September 30, 2014		September 30, 2014
	Number		Number
	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	47,646	142,941	39,596	132,202

Issue of common shares for cash	280	528	8,330	11,267

Balance, end of period	47,926	143,469	47,926	143,469

Issue of shares

On April 23, 2014, the Corporation issued a total of 8.05 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11,673. A share issue cost of $934 was incurred relating to the issuance of common shares. A deferred tax asset of $249 related to the share issue cost was not recognised.

During the nine-month period ended on September 30, 2014, the Corporation issued 280,420 common shares following the exercise of stock options (30,000 during the nine-month period ended on September 30, 2013) and received cash proceeds in the amount of $368. Contributed surplus was reduced by $160 which represents the recorded fair value of the exercised stock options.

15.	Consolidated statements of cash flows

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

Change in non-cash working capital items

Receivables	(117)	2,347	188	638
Exploration tax credits receivable	(268)	(225)	(800)	(863)
Inventories	(1,452)	673	(3,196)	(2,061)
Payables, accruals and provisions	(878)	(294)	(1,679)	(5,902)

	(2,715)	2,501	(5,487)	(8,188)

Supplemental information

Change in payables, accruals and provisions related to property, plant and equipment	(545)	(657)	(556)	4,302

38
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
 (Unaudited)

In 2014, an amount of $36, included in long-term share-based compensation, was registered as an increase in property, plant and equipment ($128 in 2013). This amount is not included in the investing activities section. Furthermore, in 2014, an amount of $72 included in exploration tax credits receivable, was registered as a reduction in property, plant and equipment ($1,225 in 2013). This amount is not included in the net change in non-cash working capital items.

During the quarter ending June 30, 2014, an amount of $3,124 was transferred from restricted deposits to guaranteed investment certificates. This is not reflected in the consolidated statement of cash flows as it is a non-cash event.

16.	Commitments

In light of a modification to Quebec Mining Law, the financial guarantee for each of the Corporation’ s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation added to its financial guarantee $474 in the first quarter of 2014, $75 in the third quarter of 2014 and must add an additional $981 in 2014, $1,130 in 2015 and $1,130 in 2016, for a total of $3,790.

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously mentioned, under the terms of the Agreement, the Corporation will receive a net payment of $2,000 in cash from Argonaut upon completion of the land transactions, which is now expected to take place in a few months.

On August 5, 2014, the Corporation announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return royalty that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1,000 at the closing of the transaction, and will make the following additional future payments: $1,000 each on January 3, 2015 and January 3, 2016 (note 12). In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $300 as of January 3, 2017, and will be paid annually until such time as a total of $5,100 has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

17.	Subsequent events

On October 17, 2014, the Corporation announced the appointment of Mr. Renaud Adams to the position of President and Chief Executive Officer effective November 15, 2014, and the resignation of Jim Gill as a Director of the Corporation.

18.	Contingencies

Last year, the Corporation began legal procedures against its former Monique Mine mining contractor for work that had been poorly executed or not executed at all. As at September 30, 2014, a contract holdback amount of $1,000 remains unpaid by the Corporation related to this work. In November 2014, the Corporation received a defense and counterclaim from this former contractor for an amount of $15,500. Management is of the opinion that the basis of this counterclaim is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

39
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

In the second quarter of fiscal 2014, the Corporation amended tax returns relating to certain previous years. Following the amendments, the Corporation believes it is in a position to receive refundable tax credits in excess of $3,700. The Corporation has chosen, at this time, not to account for any asset for such purpose, considering the file complexity, the uncertainties related to the review process and the expected timetable to obtain a settlement. Over the coming months, the Corporation will assess the appropriateness of recording a portion or the entire amount claimed according to the evolution of discussions with the tax authorities.

19.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes and discontinued operation. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2014 compared to annual financial statements of 2013 in the basis of segmentation or the basis of evaluation of segment result.

		Three months ended September 30, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	18,587	15,628	34,215	-	34,215
Cost of sales	14,652	13,248	27,900	-	27,900

Gross profit	3,935	2,380	6,315	-	6,315

Exploration and project evaluation	558	39	597	(84)	513
Administration	-	-	-	1,578	1,578
Loss on disposal of long-term assets	-	6	6	244	250
Other revenues	(2)	(7)	(9)	-	(9)

	556	38	594	1,738	2,332

Operating earnings (loss)	3,379	2,342	5,721	(1,738)	3,983

Financial expenses	21	7	28	-	28
Financial revenues	(2)	-	(2)	(162)	(164)

Earnings (loss) before taxes	3,360	2,335	5,695	(1,576)	4,119

Addition to property, plant and equipment	182	7,647	7,829	-	7,829

40
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

	Nine months ended September 30, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	55,952	46,682	102,634	-	102,634
Cost of sales	48,693	38,101	86,794	-	86,794

Gross profit	7,259	8,581	15,840	-	15,840

Exploration and project evaluation	1,128	328	1,456	(218)	1,238
Administration	-	-	-	5,682	5,682
Loss on disposal of long-term assets	-	4	4	248	252
Other revenues	(6)	(23)	(29)	(7)	(36)

	1,122	309	1,431	5,705	7,136

Operating earnings (loss)	6,137	8,272	14,409	(5,705)	8,704

Financial expenses	62	21	83	-	83
Financial revenues	(3)	-	(3)	(304)	(307)

Earnings (loss) before taxes	6,078	8,251	14,329	(5,401)	8,928

Addition to property, plant and equipment	1,829	16,028	17,857	745	18,602

		September 30, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	18,268	10,379	28,647	32,251	60,898
Restricted deposits	369	594	963	46	1,009
Property, plant and equipment	10,309	70,353	80,662	2,552	83,214

Total assets	28,946	81,326	110,272	34,849	145,121

Current liabilities	8,120	9,622	17,742	5,595	23,337
Long-term debt	1,493	1,316	2,809	2,984	5,793
Asset retirement obligations	5,512	1,684	7,196	493	7,689
Deferred income and mining tax liabilities	-	-	-	2,585	2,585

Total liabilities	15,125	12,622	27,747	11,657	39,404

41
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

		Three months ended September 30, 2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	11,059	11,058	22,117	-	(965)	21,152
Cost of sales	7,517	11,913	19,430	-	(775)	18,655

Gross profit	3,542	(855)	2,687	-	(190)	2,497

Exploration and project evaluation	542	1,401	1,943	175	(137)	1,981
Administration	-	-	-	1,805	-	1,805
Loss (gain) on disposal of long-term assets	(1)	82	81	-	1	82
Other revenues	(8)	(12)	(20)	(3)	-	(23)

	533	1,471	2,004	1,977	(136)	3,845

Operating earnings (loss)	3,009	(2,326)	683	(1,977)	(54)	(1,348)

Financial expenses	14	5	19	4	-	23
Financial revenues	(1)	(2)	(3)	(49)	-	(52)

Earnings (loss) before taxes and discontinued operation	2,996	(2,329)	667	(1,932)	(54)	(1,319)

Net loss from
discontinued operation	(708)	-	(708)	-	-	(708)

Addition to property, plant
and equipment	(518)	7,005	6,487	-	-	6,487

42
NOVEMBER 6, 2014	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month and nine-month periods ended September 30, 2014 and 2013 (in thousands of Canadian dollars)
(Unaudited)

		Nine months ended September 30, 2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	29,155	35,067	64,222	-	(1,837)	62,385
Cost of sales	22,903	33,729	56,632	-	(1,807)	54,825

Gross profit	6,252	1,338	7,590	-	(30)	7,560

Exploration and project evaluation	1,853	4,020	5,873	1,073	-	6,946
Administration	-	-	-	5,498	-	5,498
Loss (gain) on disposal of long-term assets	(17)	83	66	34	17	117
Other revenues	(17)	(37)	(54)	(3)	4	(53)

	1,819	4,066	5,885	6,602	21	12,508

Operating earnings (loss)	4,433	(2,728)	1,705	(6,602)	(51)	(4,948)

Financial expenses	43	14	57	16	-	73
Financial revenues	(12)	(2)	(14)	(432)	3	(443)

Earnings (loss) before taxes and discontinued operation	4,402	(2,740)	1,662	(6,186)	(54)	(4,578)

Net loss from discontinued operation	(708)	-	(708)	-	-	(708)

Addition to property, plant and equipment	10,191	19,485	29,676	373	-	30,049

		December 31, 2013 (Audited)
Segmented information				Exploration,
concerning the consolidated				Total	corporate
statement of financial		Quebec	Ontario	segments	and others	Total
position		$	$	$	$	$

Current assets		11,479	7,710	19,189	17,040	36,229
Restricted deposits		107	594	701	2,720	3,421
Property, plant and equipment		18,193	62,184	80,377	3,301	83,678

Total assets		29,779	70,488	100,267	23,061	123,328

Current liabilities		7,876	9,943	17,819	4,458	22,277
Long-term debt		1,573	2,912	4,485	711	5,196
Asset retirement obligations		5,451	1,662	7,113	490	7,603
Deferred income and mining tax liabilities		-	-	-	1,899	1,899

Total liabilities		14,900	14,517	29,417	7,558	36,975

20.	Approval of Financial Statements

The interim consolidated financial statements for the period ending September 30, 2014 were approved for publication by the Board of Directors on November 5, 2014.

43
NOVEMBER 6, 2014	RICHMONT MINES INC.

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